Media release

Senior management changes

16 November 2016

Rio Tinto today terminated the contracts of Energy & Minerals chief executive Alan Davies and Legal & Regulatory Affairs Group executive Debra Valentine.

The Rio Tinto board reviewed the findings to date of an internal investigation into 2011 contractual arrangements with a consultant who provided advisory services on the Simandou project in Guinea.

The board’s decision does not pre-judge the course of any external inquiries into this matter. However, the board concluded that the executives failed to maintain the standards expected of them under our global code of conduct, The way we work. In the circumstances, the board terminated the contracts of both executives.

In accordance with contract termination, neither executive will be eligible for any short-term incentive plan awards for 2016. Rio Tinto will also cancel all unvested incentive plan awards from previous years.

As previously announced, Rio Tinto contacted the regulatory authorities in the United Kingdom, Australia and the United States about the matter and intends to fully cooperate with any subsequent inquiries. Further comment at this time is therefore not appropriate.

Alan Davies will be replaced by Bold Baatar, who will join the Executive Committee as Energy & Minerals chief executive.

Bold held a number of senior investment banking roles with JP Morgan before taking on chief executive positions with a gold mining company and a diversified investment management business in Mongolia. He joined Rio Tinto in 2013 as Copper International Operations president and is the managing director of Marine and vice president Iron Ore Sales and Marketing.

Rio Tinto chief executive J-S Jacques said “Appointing Bold to run our Energy & Minerals business will add a fresh perspective to the product group. Bold brings broad international and executive experience in a wide range of commercial disciplines. He has a proven track record and will be a great addition to our ExCo, particularly with his strong strategic approach and acute understanding of Asia.”

Bold’s biography is available at www.riotinto.com/ExecutiveCommittee.

Chief financial officer Chris Lynch has temporarily assumed accountability for the corporate Legal & Regulatory Affairs function. The recruitment process for a new chief legal counsel has commenced.

Contacts

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www.riotinto.com

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